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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Rawlings Sporting Goods Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

754459105

(Cusip Number)

Daniel Gilbert
20555 Victor Parkway
Livonia, Michigan 48152
(734) 805-7575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 754459105

1.	Name of Reporting Person: Daniel Gilbert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 270,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 270,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 270,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%

14.	Type of Reporting Person (See Instructions): IN

2

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share (“Common Stock”), of Rawlings Sporting Goods Company, Inc., a Delaware corporation (“Rawlings”). The address of Rawlings’s principal executive offices is 1859 Bowles Avenue, Fenton, Missouri 63026.

Item 2. Identity and Background.

     This statement is being filed by Daniel Gilbert, who is referred to in this Schedule as the “Reporting Person”. The Reporting Person’s present principal occupation or employment is private investor. The Reporting Person’s business address is 20555 Victor Parkway, Livonia, Michigan 48152.

     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     This Schedule is being filed to report the sale of Common Stock by the Reporting Person in the amounts and for the prices described in Item 5(c). The Reporting Person acquired beneficial ownership of his Common Stock through a brokerage account at UBS PaineWebber Inc. and a brokerage account at Goldman, Sachs & Co. (the “Brokerage Accounts”) which contain his personal funds. The Brokerage Accounts are each subject to a client agreement between the Reporting Person and the brokerage firm. From time to time, each brokerage firm may extend margin credit to the Reporting Person under the terms of the applicable brokerage account. No margin loans have been made to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Person. The Reporting Person used approximately $5,670,527 of his personal funds to acquire the Common Stock reported in this schedule as beneficially owned by him.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes, because he believed that the trading prices of the Common Stock in the public market at the time did not adequately reflect the potential value of Rawlings’s underlying business and assets. On July 30, 2002, the Reporting Person submitted a proposal to Rawlings

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for inclusion in Rawlings’ proxy statement and proxy relating to the Company’s 2003 Annual Meeting of Stockholders. The proposal would amend Section 2.03 of Article II of Rawlings’ By-Laws to provide that special meetings of Rawlings’ stockholders must be called if requested by beneficial owners of not less than 15% of the outstanding Rawlings voting shares.

     Subject to market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person currently intends to sell all of his Rawlings’ Common Stock, periodically or in one or a limited number of sales, in the open market, in block transactions, in privately negotiated transactions, or otherwise, depending upon the price and availability of buyers for such shares. The Reporting Person reserves the right not to dispose of all or part of such Common Stock if he is unable to obtain the consideration he deems appropriate. The Reporting Person currently plans to support the proposed merger of Rawlings and K2 Inc. by voting in favor of the merger any Common Stock as to which he retains the right to vote on the merger.

     Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of Rawlings, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rawlings or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Rawlings or any of its subsidiaries, (d) any change in the present Board of Directors or management of Rawlings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Rawlings’s present capitalization or dividend policy, (f) any other material change in Rawlings’s business or corporate structure, (g) any changes in Rawlings’s Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of Rawlings by any person, (h) causing a class of securities of Rawlings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Rawlings’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  The number and percentage of shares of Common Stock beneficially owned by the Reporting Person as of March 13, 2003 are as follows:

	Number		Percent*

Daniel Gilbert	270,100	**	3.3%

*Based on the 8,088,656 shares of Common Stock reported as outstanding as of December 31, 2002 in Rawlings’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2002.

**Includes 268,100 shares held in the Brokerage Account at UBS PaineWebber Inc. by the Reporting Person and 2,000 shares held in the Brokerage Account at Goldman, Sachs & Co. by the Reporting Person.

Page 4 of 6 pages

     (b)  The Reporting Person has sole voting and investment power over the 270,100 shares of Common Stock reported above as beneficially owned by him.

     (c)  The Reporting Person effected the following sales of shares of Common Stock since March 5, 2003 (the date the Reporting Person filed Amendment No. 10 to his Schedule 13D with respect to his ownership of shares of Common Stock):

				Purchase (P)
Name	Transaction Date	Shares	Price Per Share	or Sale (S)

Reporting Person	03/12/03	800,000	$7.85	S
Reporting Person	03/12/02	100,000	$8.1619	S
Reporting Person	03/12/03	38,500	$8.2117	S

The sale of 800,000 shares of Common Stock was made in a private block transaction with Credit Suisse First Boston. The other sales were made in open market transactions.

     (d)  No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

     (e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on March 12, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

99.1	Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D with respect to the Common Stock, filed on February 1, 2002.

99.2	Form of Goldman, Sachs & Co. Individual Account Agreement, incorporated by reference to Exhibit 99.2 to Amendment No. 4 to the Reporting Person’s Schedule 13D with respect to the Common Stock, filed on July 22, 2002.

Page 5 of 6 pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2003	/s/ DANIEL GILBERT

Daniel Gilbert

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